April 2, 2012

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC   20549

Re:

Northern Lights ETF Trust:  Arrow Dow Jones Global Yield ETF (f/k/a ArrowShares Global Yield ETF) (File Nos. 333-177651 and 811-22624)

Dear Mr. Grzeskiewicz:

On February 16, 2012, Northern Lights ETF Trust (the “Trust” or “Registrant”) filed pre-effective amendment no. 1 to its initial registration statement on Form N-1A (“Pre-effective Amendment”) with the U.S. Securities and Exchange Commission (“SEC”) to register with the SEC the initial series of Registrant, the Arrow Dow Jones Global Yield ETF (f/k/a ArrowShares Global Yield ETF) (the “Fund”) (accession number 0000910472-12-000409).

You provided oral comments on the Pre-effective Amendment on March 15, 2012.  Following below is a summary of those comments and Registrant’s responses to them.  Defined terms used below have the same meanings as in the Fund’s prospectus included in the Pre-effective Amendment.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are filed concurrent herewith.

GENERAL COMMENTS

1.  Confirm all of the disclosure that currently appears in brackets and, once confirmed, remove all brackets.

RESPONSE:  Registrant has reviewed the bracketed disclosure and, where necessary, revised such disclosure and removed all brackets.

2.  When filing pre-effective amendment no. 2 to the Trust’s registration statement, include the Fund’s audited financial statement.  Please note that a Staff accountant will review the financial statements and may have additional comments.

RESPONSE:  Pre-effective amendment no. 2 to the Trust’s registration statement includes the Fund’s audited financial statements.

PROSPECTUS

3.  Clarify in the Fund’s Item 4 or Item 9 disclosure when the Fund might employ representative sampling, other than until it achieves scale.

RESPONSE:  Registrant has revised the Fund’s Item 9 disclosure to identify instances in which the Fund could employ representative sampling to achieve its investment objective, other than until it achieves scale.

4.  In the Fund’s Item 9 disclosure regarding its principal investment strategies, state whether the bonds in the corporate and sovereign debt sub-indexes are required to have a minimum maturity.

RESPONSE:  Registrant has revised the Fund’s Item 9 disclosure to clarify that the securities in the corporate and sovereign debt sub-indexes have a minimum maturity of 2 ½ years and 1 ½ years, respectively.

STATEMENT OF ADDITIONAL INFORMATION

5.  Revise the first paragraph of the operating policy regarding Restrictions on the Use of Futures Contracts and Options on Futures Contracts to acknowledge the CFTC's recent adoption of amendments to Rule 4.5.  In addition, if possible, state whether the Fund will qualify for an exemption, register as a CPO or have the Adviser register as CTA to comply with new Rule 4.5.  If it is not yet possible to state how the Fund will comply with new Rule 4.5, state that the Fund is considering whether it will qualify for an exemption, register as a CPO or the Adviser will register as CTA.

RESPONSE:  Registrant has determined that the Fund will not invest in futures or options on futures and has deleted the disclosure futures and options on futures, including the disclosure related to the Restrictions on the Use of Futures Contracts and Options on Futures Contracts.

6.   With respect to Thomas T. Sarkany, revise column 5 of the Trustee table to include the portfolios in the Northern Lights Fund Trust II (“NLFT II”) or provide your reasons for considering such portfolios not to be part of the same "Fund Complex," as defined by Item 17 of Form N-1A.  We expect to have additional comments if the portfolios of the NLFT II and Northern Lights ETF Trust are not considered to be part of the same Fund Complex.

RESPONSE:  Registrant has revised the disclosure responsive to include the portfolios of NLFT II as portfolios in the Fund Complex overseen by Mr. Sarkany.

7.  In Appendix C, (a) include January 1 and January 21 as holidays in Belgium and (b) confirm that all other countries' holidays are accurately identified.

RESPONSE:  Registrant has revised Appendix C to only include April through December holidays for all countries since the Fund will not be launching until April, thus making all January thru March holidays irrelevant for this calendar year.  Registrant has also confirmed with the Fund’s transfer agent and custodian that the other countries’ holidays listed in Appendix C are accurately identified.

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me at (202) 778-9475 or Kurt Decko at (415) 249-1053.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:  Andrew Rogers

James Ash

Gemini Fund Services, LLC

Ray Amani

Arrow Investment Advisors, LLC

Kurt J. Decko

K&L Gates LLP